Filed Pursuant to Rule 433

Registration No. 333-205139-01

June 20, 2016

Pricing Term Sheet

Issuer:	Union Electric Company
Expected Ratings (Moody’s/S&P)*:	A2/A
Trade Date:	June 20, 2016
Settlement Date:	June 23, 2016 (T+3)
Issue:	3.65% Senior Secured Notes due 2045
Security:	The Senior Secured Notes will be secured by a series of the Issuer’s first mortgage bonds until the release date.
Principal Amount:	$150,000,000, which will be part of the same series of Senior Secured Notes issued on April 6, 2015 in the aggregate principal amount of $250,000,000
Coupon (Interest Rate):	3.65% per annum
Maturity:	April 15, 2045
Benchmark Treasury:	2.500% due February 15, 2046
Benchmark Treasury Price:	100-15
Benchmark Treasury Yield:	2.478%
Spread to Treasury:	+120 basis points
Re-offer Yield:	3.678%
Offering Price (Issue Price):	99.501% (plus accrued interest from and including April 15, 2016 to and excluding the Settlement Date (such accrued interest totaling $1,034,166.67)).
Interest Payment Dates:	April 15 and October 15, commencing October 15, 2016
Optional Redemption:

Prior to October 15, 2044, at any time at the greater of (1) 100% of the principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be payable on any Senior Secured Notes to be redeemed if such Senior Secured Notes matured on October 15, 2044 discounted at the Adjusted Treasury Rate plus 20 basis points, in each case plus accrued and unpaid interest, and on or after October 15, 2044, at any time at 100% of the principal amount plus accrued and unpaid interest

Qualified Reopening:	This offering of Senior Secured Notes is expected to qualify as a “qualified reopening” under U.S. Treasury regulations of the 3.65% Senior Secured Notes due 2045 issued on April 6, 2015.
CUSIP / ISIN:	906548 CL4 / US906548CL42

Joint Bookrunners:	BNP Paribas Securities Corp.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Wells Fargo Securities, LLC
Co-Managers:	KeyBanc Capital Markets Inc.
SMBC Nikko Securities America, Inc.
Blaylock Beal Van, LLC
C.L. King & Associates, Inc.

The terms “release date” and “Adjusted Treasury Rate” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated June 20, 2016.

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, J.P. Morgan Securities LLC collect at 212-834-4533, RBC Capital Markets, LLC toll-free at 1-866-375-6829 and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.